Exhibit 99.1

FOR RELEASE ON MONDAY, NOVEMBER 2, 2020, AT 8:01 A.M. ET

Gamida Cell Announces the Date of Its Third Quarter 2020 Financial Results and Webcast

BOSTON, MA – November 2, 2020 – Gamida Cell Ltd. (Nasdaq: GMDA), an advanced cell therapy company committed to cures for blood cancers and serious blood diseases, today announced that the company will host a conference call and live audio webcast on Tuesday, November 10, 2020, at 8:30 a.m. ET to review its third quarter 2020 financial results and provide an update on the company.

The webcast will be available in the “Investors & Media” section of the Gamida Cell website at www.gamida-cell.com. To participate in the live call, please dial 866-930-5560 (domestic) or 409-216-0605 (international) and refer to conference ID number 9998754. A replay of the webcast will be available approximately two hours after the event, for approximately 30 days.

About Gamida Cell

Gamida Cell is an advanced cell therapy company committed to cures for patients with blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. For additional information, please visit www.gamida-cell.com or follow Gamida Cell on LinkedIn or Twitter at @GamidaCellTx.

Contacts:

Stephanie Ascher

stephanie.ascher@sternir.com

1-212-362-1200